

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Mr. Saul V. Reibstein
Senior Vice President Finance and Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

      Re: Penn National Gaming, Inc.
                Form 10-K for fiscal year ended December 31, 2013
                Filed on February 27, 2014
                File No. 000-24206

Dear Mr. Reibstein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 68

Capital Expenditures, page 69

1.   Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 83

4. Summary of Significant Accounting Policies, page 85

2.   In future filings, please disclose your accounting policy for your investments in variable interest entities. Please provide us an example of your proposed disclosure.

6. Acquisitions and Other Recent Business Ventures, page 97

Jamul Indian Village, page 97

3.   Please tell us how you are accounting for the arrangement with the Jamul Tribe. Your response should address, but not necessarily be limited to, whether or not this arrangement is conducted through a separate legal entity. To the extent it is conducted through a separate legal entity, please tell us whether or not you consolidate this entity and how you made that determination. Please reference the authoritative accounting literature management relied upon.

4.   Please tell us and disclose in future filings how much of the Jamul Tribe $360 million development project that you are obligated to fund and/or the amount you are anticipating to fund.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant